LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS“
Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exch[redacted]
of Corporation Finan[redacted]
Office of International
Mail Stop 0302
450 Fifth Street NW
Washington DC 2054

04024722

Fax. (202) 942 95 25

23-04-2004 No. 11

SUPPL

RECEIVED 2004 APR 29 A 11:05 OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. of pages: 1+18

Re: <u>AB Lietuvos Telekomas (File No. 82-5086)</u>
<u>Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

<u>Report for the First Quarter of 2004</u>

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Report for the First Quarter of 2004

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

D. Džiaugys

Darius Džiaugys
Senior Specialist Investor Relations

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

dlw 5/4

<u>Encl.:</u> 1. Report (18 page)

File No. 82-5086

AB Lietuvos Telekomas
Report for the 1st quarter of the year 2004

(Prepared according to the Rules on Periodic Disclosure of Information about Issuers' Activities and their Securities approved by the Securities Commission of Lithuania)

LIETUVOS TELEKOMAS

Table of contents

I. GENERAL PROVISIONS

1. Accountable period for which the report has been prepared

First quarter of the year 2004.

2. Main data about the Issuer

Name of the Issuer	AB Lietuvos Telekomas
Authorised capital	814,912,760 litas
Registered office	Savanoriu ave. 28, LT 03501 Vilnius, Lithuania
Telephone number	+370 46 48 15 11
Fax number	+370 5 212 66 65
E-mail address	info@telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economy of the Republic of Lithuania
Registration No.:	BI 98 - 195
Code in the Register of Enterprises	2121543
Administrator of Register of Legal Persons	State Enterprise Centre of Registers
Internet address	www.telecom.lt

3. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas' headquarters at Savanoriu ave. 28, Vilnius, Lithuania on business days from 8 a.m. till 5 p.m.

The Company's notices, including information and other documents related to the General Meeting to be convened, as well as notices and information about reorganisation or liquidation of the Company, resolutions (decisions) of the General Meeting and the Board, other notices and document which according to the laws of the Republic of Lithuania, these By-laws or resolutions (decisions) of the Company's bodies must be announced to all Shareholders and/or other persons, shall be given in Lietuvos Rytas daily or delivered personally to each Shareholder or any person to whom notification is required, by registered mail or by recorded delivery.

4. Persons responsible for the accuracy of information in the report

4.1. Members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 00, fax. +370 5 212 66 65.

Jan-Erik Elsérius, Chief Financial Officer – Deputy General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 03, fax. +370 5 231 38 60.

4.2. ------------

5. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

AB Lietuvos Telekomas represented by Arūnas Šikšta, General Manager, and Jan-Erik Elsérius, Chief Financial Officer – Deputy General Manager, hereby confirms that information contained in this report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities as well as on the market price of those securities and their valuation.

General Manager of AB Lietuvos Telekomas .... Arūnas Šikšta

28 April 2004

Seal

Chief Financial Officer –Deputy General Manager of AB Lietuvos Telekomas .... Jan-Erik Elsérius

28 April 2004

The report is prepared in Vilnius, April 2004.

II. INFORMATION ABOUT MAJOR SHAREHOLDERS AND MEMBERS OF THE MANAGING BODIES

6. Shareholders

The share capital of AB Lietuvos Telekomas registered in Company's Register of the Republic of Lithuania is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas share capital is as follows:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Part in the share capital (%)
Ordinary registered shares (ORS)	814,912,760	1	814,912,760	100.00
Total:	814,912,760	-	814,912,760	100.00

All shares of AB Lietuvos Telekomas are paid in.

As on 31 March 2004, the total number of AB Lietuvos Telekomas' shareholders was 9,643. The number of shareholders on the day of the last Annual General Meeting of Shareholders, which was held on 23 April 2004, was 9,628.

The following shareholders hold more than 5 per cent of the Company's share capital as on 31 March 2004:

Name and surname of the shareholder (name of enterprise, type and registered office, code in the register of enterprises)	Number of ordinary registered shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, c/o TeliaSonera Danmark A/S, Ejby Industrivej 135, 2600 Glostrup, Denmark, register code 244.793 (a)	488,947,656	60.00	62.94	---
The State represented by the State Property Fund, Vilniaus st 16, LT-01507 Vilnius, register code 1007315	64,627,064	7.93	8.32	---

NOTE: (a) Amber Teleholding A/S is a fully owned subsidiary of TeliaSonera AB, Sweden.

On 23 April 2004, the day of the Annual General Meeting of Shareholders, the State had 64,627,064 shares that amounted for 7.93 per cent of the share capital and 8.32 per cent of votes.

On 12 June 2000, AB Lietuvos Telekomas launched the Global Depository Receipt (GDR) program. According to the program, one Lietuvos Telekomas' GDR represents ten ordinary registered shares of AB Lietuvos Telekomas. The program's Depository is Deutsche Bank Trust Company Americas, 4 Albany Street, New York, NY 10006, USA.

As on 31 March 2004, on the basis of 112,203,890 AB Lietuvos Telekomas' shares there were issued 11,220,389 Global Depository Receipts that amount for 13.77 per cent of the Company's share capital.

On 23 April 2004, the day of the Annual General Meeting of Shareholders, there were 11,280,389 Global Depository Receipts issued on the basis of 112,803,890 shares that amount for 13.84 per cent of the Company's share capital.

As on 31 March 2004, UAB Lintkom, a subsidiary of UAB Lintel, which is a subsidiary of AB Lietuvos Telekomas, held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital. Following the Lithuanian Company Law, AB Lietuvos Telekomas' shares held by UAB Lintkom are considered as treasury stocks.

7. Members of the managing bodies

The managing bodies of AB Lietuvos Telekomas' are as follows:
- General Meeting of Shareholders;
- Board;
- General Manager.

Board (as on 31 March 2004)

The By-laws of AB Lietuvos Telekomas provide that the Company's Board shall consist of nine members and is elected for the two-year term.

Gintautas Žintelis – Chairman of the Board since 7 July 1998 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Expert on IT and Telecommunications issues in AB Lietuvos Telekomas. In 1965, he graduated from Kaunas University of Technology as an engineer in computer science. In 1970, he became Doctor of Science, in 1980 – Habilitated Doctor of Science, in 1983 – Professor and since 1991 is a correspondent member of the Lithuanian Academy of Science. From 1964 till 1992 he worked in Kaunas University of Technology, where in 1982 - 1992 he was Head of Computer Science Department. In 1992 – 1996, he held a position of Minister of Communications and Informatics of the Republic of Lithuania. In 1996-2002 he was working as Head of the Information System Protection Division and Advisor of the President of AB Vilniaus Bankas. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Morgan Ekberg – a member of the Board since 30 April 2001 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Head of Network and Technology, Market Area Norway, Denmark and Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Erik Hallberg – a member of the Board since 28 April 2003 (nominated by Amber Teleholding A/S), Senior Vice President and Head of Market Area Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Matti Hyyrynen – a member of the Board since 26 April 2002 (elected for the two-year term; nominated by Deutsche Bank Trust Company Americas), Head of Vilnius Representative Office of European Bank for Reconstruction and Development. Has no interest in the share capital of AB Lietuvos Telekomas. Member of the Supervisory Board of AB Drobe. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Kennet Rådne – a member of the Board since 26 April 2002 (elected for the two-year term; nominated by Amber Teleholding A/S), Senior Vice President and Head of Product Management and Development and also Head of Corporate Fixed Voice Products, TeliaSonera AB Sweden. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of

other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Andrius Šukys – a member of the Board since 26 April 2002 (elected for the two-year term; nominated by State Property Fund), Director of Asset Management at State Property Fund. Has no interest in the share capital of AB Lietuvos Telekomas. Chairman of the Supervisory Board of AB Lietuvos Juru Laivininkyste and AB Lietuvos Avialinijos, member of the Board of AB Lietuvos Dujos. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen – a member of the Board since 5 July 2000 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Adviser, TeliaSonera Finland Oyj. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Following a new edition of the Company's By-laws approved in the Annual General Meeting of Shareholders of 23 April 2004 the number of Board member is reduced from nine to seven members. Due to the end two-year term all members of the Board were recall and then the following members were elected to the Board for a new two-year term: Morgan Ekberg, Erik Hallberg, Matti Hyyrynen, Kennet Rådne, Andrius Šukys, Timo Virtanen and Gintautas Žintelis.

General Manager

From 2 January 2004 **Arūnas Šikšta** (born 1968) took the office of General Manager of AB Lietuvos Telekomas. He has a degree in Management from Natural Science Faculty of Klaipėda University (1995). From 1992 to 1993 he worked as program coordinator at Open Lithuania Fund. Between 1993 and 1996 he was employed by Lithuanian – Dutch joint venture Seceurtronics Technikom as Executive Director. In the period from 1996 to 1997 he held a position of Director of Marketing Department of Lithuanian Agricultural Bank, and from 1997 to 1999 he was Lithuanian Project Manager at International Relations and Network Department of AS Hansapank (Estonia). From May 1999 till June 2001 he was appointed to the position of Chairman of the Board of the bank AB Hansabankas. From June 2001 till 1 November 2003 he was Chairman of the Board of the bank AB Hansa-LTB and member of the Board of AS Hansapank (Estonia). As on 31 March 2004 he was Chairman of the Board of UAB Lintkom, member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai and UAB Lintel. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Commercial Officer – Deputy General Manager

From 1 March 2004 **Stefan Albertsson** (born 1963) was appointed to the position of Chief Commercial Officer – Deputy General Manager of AB Lietuvos Telekomas. From 3 November he held a position of Chief Marketing and Sales Officer of the Company. He is a BSc in Business Administration and Economics and a MSc in Mechanical Engineering (1990). In the period from 1990 to 1996 he worked in various positions at Telia AB, Sweden. Between 1996 and 1999 lead various units at Netia Telekom (Poland) and from 1999 to 2001 was Change Management Director at Eircom, Ireland. In August 2001, he came back to Netia Telekom and till September 2003 held a position of Vice President Marketing. As on 31 March 2004 he was Chairman of the Board of UAB Lietuvos Telekomo Verslo Sprendimai and UAB Lintel, member of the Board of UAB Voicecom. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Operating Officer – Deputy General Manager

From 1 March 2004 **Romualdas Degutis** (born 1961) holds an office of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. From 1 July 2003 he held a position of Executive Director and Deputy General Manager of the Company. In 1984 he graduated from Kaunas University of Technology as Electric Communication Engineer. He employed in the Company since 1984. In 1993, he was appointed to the office of Klaipeda Branch Director of AB Lietuvos Telekomas. On 1 June 1999 he became Executive Vice President of AB Lietuvos Telekomas. As on 31 March 2004, he is Chairman of the Board of UAB Comliet and UAB Baltijos Informaciniu Duomenu Valdymo Centras, member of the Board of UAB Lintkom and UAB TietoEnator Consulting. As on 31 March 2004, he had 10,866 shares of the Company that accounts for 0.0013 per cent of the share capital and gives 0.0014 per cent of votes.

Chief Financial Officer – Deputy General Manager

From 1 March 2004 **Jan-Erik Elsérius** (born 1943) holds an office of Chief Financial Officer – Deputy General Manager and also Head of Treasury and Investor Relations Unit of AB Lietuvos Telekomas. In 1967, he graduated from Uppsala University as BA in Management, Managerial Economy, Political Economy and Statistics. Between 1969 and 1972, he was employed by Stockholm City/County Council in the Financial Division. From 1972, he was Head of the Public Office of Financial Division of the Swedish Telecom Administration (Telia). From 1975, he was responsible for the Long term Planning and accountable to the Director General. In the period from 1976 to 1980, he worked for the Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managerial positions, in September 1997 he was appointed as the Director General. Following the merger with the Securitas Teknik AB in 1998, he was appointed as the Deputy Managing Director of the new company Securitas Larm AB. In 29 March 1999, he was appointed to the position of Chief Financial Officer and Director of Finance Department of AB Lietuvos Telekomas. As on 31 March 2004, he was General Manager of UAB Lintkom, Chairman of the Board of UAB Voicecom, member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Baltijos Informaciniu Duomenu Valdymo Centras, Datu Tikli SIA and Telegrupp AS. As on 31 March 2004, he had 90,000 shares of the Company that accounts for 0.011 per cent of the share capital and 0.0116 per cent of votes.

III. FINANCIAL STATUS

The following consolidated financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Financial Reporting Standards. From the year 2000 Lietuvos Telekomas' Group uses International Accounting Standards in its accounting.

Lietuvos Telekomas' Group financial statements for the reporting period are not audited. Lietuvos Telekomas' Group financial statements for the year ended 31 December 2003 are audited by the auditors.

8. Balance Sheet (in thousand of litas)

	31 March 2004	31 December 2003	31 March 2003
Non-current assets			
Property, plant and equipment	1,070,239	1,120,429	1,356,291
Intangible assets	124,992	142,806	189,756
Prepayments for non-current assets	118	87	87
Investments	1,015	1,173	867
Non-current receivables	60	60	70
Total	1,196,424	1,264,555	1,547,071
Current assets			
Inventories	11,418	11,216	6,227
Assets held for sale	7,523	10,990	9,797
Receivables, prepayments and accrued revenue	128,117	137,537	141,455
Financial asset held for trading	--	--	1,297
Cash and cash equivalents	67,234	117,629	116,504
Total	214,292	277,372	275,280
TOTAL ASSETS	**1,410,716**	**1,541,927**	**1,822,351**
Shareholders' equity	1,139,836	1,135,861	1,220,602
Minority interest	2,707	3,536	2,451
Non-current liabilities			
Borrowings	12,978	14,893	25,586
Deferred tax liability	75,119	78,422	104,394
Grants	11,196	11,832	13,826
Total	99,293	105,147	143,806
Current liabilities			
Borrowings	80,149	172,870	314,806
Trade, other payables and accrued liabilities	88,731	124,513	140,686
Total	168,880	297,383	455,492
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,410,716**	**1,541,927**	**1,822,351**

9. Profit (Loss) Statement (in thousand of Litas)

	January – March 2004	January – March 2003
Revenues	184,886	203,956
Expenses	(99,386)	(102,248)
EBITDA	85,500	101,708
Depreciation and amortisation	(76,577)	(90,026)
Operating profit	8,923	11,682
Finance costs, net	(3,415)	(8,023)
Share of result before tax of associates	164	176
Profit before profit tax	5,672	3,835
Profit tax	(1,371)	(1,389)
Group profit before monitory interest	4,301	2,446
Minority interest	(329)	(413)
NET PROFIT	3,972	2,033
Earning per share (Litas)	0.005	0.003

10. Explanatory letter

Lietuvos Telekomas' Group is the largest telecommunications services provider in Lithuania.

On 1 January 2003, Lietuvos Telekomas lost its exclusive right to install and provide fixed-line telephony services in Lithuania. Pursuant to the Law on Telecommunications, from 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

Besides, AB Lietuvos Telekomas and its subsidiaries provide Internet-related and data communication services, wholesale services for other local and international operators and a wide range of other telecom - related services.

As on 31 March 2004, Lietuvos Telekomas' Group consisted of AB Lietuvos Telekomas, (Savanoriu ave. 28, 03501 Vilnius) and its subsidiaries: UAB Comliet (Palangos str. 4, 01117 Vilnius), UAB Lietuvos Telekomo Verslo Sprendimai (J. Galvydzio str. 7/Zygio str. 97, 08222 Vilnius), UAB Lintel (J. Galvydzio str. 7/Zygio str. 97, 08222 Vilnius) and VsI Lietuvos Telekomo Sporto Klubas (Savanoriu ave. 28, 03116 Vilnius). AB Lietuvos Telekomas also owned 60 per cent stake of UAB Baltijos Informaciniu Duomenu Valdymo Centras (Zirmunu str. 141, 09128 Vilnius), 60 per cent stake of UAB Voicecom (Eiguliu str. 14, 03150 Vilnius), 30 per cent stake of the company under liquidation UAB Verslo Portalas (J. Jasinskio str. 16a, 01112 Vilnius) and 26 per cent stake of UAB TietoEnator Consulting (Zirmunu str. 141, 09128 Vilnius) shares.

UAB „Comliet" owns 100 per cent of UAB Sonex Komunikacijos, 95 per cent of Comliet-Kaliningrad (Russian Federation), 75 per cent of Latvian company Datu Tikli SIA and 55 per cent of Estonian company Telegrupp AS shares.

UAB Baltijos Informaciniu Duomenu Valdymo Centras owns 100 per cent of Latvian company Baltic Data Center SIA.

In December 2003, Lietuvos Telekomas transferred all its shares of its subsidiary UAB Lintkom (J. Galvydzio str. 7/Zygio str. 97, 08222 Vilnius) to UAB Lintel, another subsidiary of Lietuvos Telekomas. In March 2004, the process of reorganisation of UAB Lintel and UAB Lintkom by merger of UAB Lintkom into UAB Lintel has started. After merger UAB Lintel will continue its activities, while UAB Lintkom will terminate its activities. UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering (IPO) in 2000.

In February, shareholders of UAB Verslo Portalas (AB Lietuvos Telekomas has 30 per cent and UAB Verslo Žinios 70 per cent of the shares) decided to terminate activities of the company and liquidated it. UAB Verslo Portalas is operating business-to-business portal *verslas.com*.

The core business of the parent company, AB Lietuvos Telekomas, includes fixed-line telephony, data communication, fixed-line network, wholesale and Internet-related services. It also operates an Internet portal, *Takas*.

UAB Comliet provides such services as designing and construction of fixed-line and wireless telecommunications networks, installation and maintenance of low voltage networks, as well as telecommunications network maintenance, service installation and fault elimination services. On 1 April 2004, UAB Comliet transferred telecommunication services installation, fault elimination, order management and network maintenance functions to Lietuvos Telekomas. It is announced that UAB Comliet considers sell off of its construction business.

UAB Lietuvos Telekomo Verslo Sprendimai provides services and complex telecommunications solutions as well as technical consultancy services on telecommunications issues to around 600 major business customers of Lietuvos Telekomas.

UAB Lintel focuses on provision of the Directory Inquiry Service 118, telemarketing and contact center solutions services. From 1 March 2003 UAB Lintel took over a function of Lietuvos Telekomas' customer care by telephone.

UAB Baltijos Informaciniu Duomenu Valdymo Centras provides information systems support and comprehensive server management services as well as a wide range of IT customers support center services to Lietuvos Telekomas and other companies in Lithuania and the Baltic region. TietoEnator Oyj owns 40 per cent of shares of the company.

UAB Voicecom provides voice over IP (Internet Protocol) services to residential and business customers. Nexcom Telecommunication LLC (USA) owns 40 per cent of shares of the company.

UAB TietoEnator Consulting provides companies in the Baltic region with high-value-added IT-related consulting services. TietoEnator Oyj owns 74 per cent of shares of the company.

Lietuvos Telekomas is a sole founder of the non-profit organization VsI Lietuvos Telekomo Sporto Klubas.

Consolidated financial statements of Lietuvos Telekomas' Group combine financial statements of AB Lietuvos Telekomas and its daughter companies: UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Voicecom and VsI Lietuvos Telekomo Sporto Klubas added together on a line-by-line basis, eliminating the book value of the related investments against the Group's share of equity, and, in the case of not fully owned subsidiaries, the Group recognises a minority interest consisting of the portion of net income and net assets attributable to the interest owned by the third party. Investments in associated undertakings, where AB Lietuvos Telekomas has between 20 and 50

per cent, are accounted for by the equity method of accounting. Consolidated financial statements of UAB Comliet combine financial statement of UAB Comliet, UAB Sonex Komunikacijos, Datu Tikli SIA, Telegrupp AS and Comliet-Kaliningrad. Consolidated financial statements of UAB Lintel combine financial statement of UAB Lintel and UAB Lintkom. All statements are prepared on the basis of the same accounting principles.

Key figures of Lietuvos Telekomas' Group (in thousand of litas)

	First Quarter of 2004	First Quarter of 2003	Change (%)
Revenue	184,886	203,956	-9.4
EBITDA	85,500	101,708	-15.9
EBITDA margin (%)	46.2	49.9	
Depreciation and amortisation	76,,577	90,026	-14.9
Operating profit (EBIT)	8,923	11,682	-23.6
Operating profit EBIT margin (%)	4.8	5.7	
Financial income and expenses, net	-3,415	-8,023	-57.4
Profit before profit tax	5,672	3,835	47.9
Net profit	3,972	2,033	95.4
Net profit margin (%)	2.1	1.0	
Cash provided by operating activities	60,000	77,996	-23.1
Earning per share (in litas)	0.005	0.003	
Average number of shares at the end of period (in thousand) (a)	776.818	776.818	
Number of personnel at the end of period	3353	4140	-19.0
Number of fixed lines in service	825,814	892,523	-7.5
Penetration of lines per 100 residents (%) (b)	24.0	25.8	-7.0
Digitisation rate (%)	91.3	88.5	3.2
Number of lines per full time employee, related to fixed telephony	300	273	10.0

NOTES: (a) excluding treasury stocks held by UAB Lintkom; (b) calculated on the basis of the following population: on 31 March 2003 – 3,458 thousand, on 31 March 2004 – 3,444 thousand.

Revenue

The total consolidated Lietuvos Telekomas Group's revenue in the first quarter of the year 2004 was 185 million litas, a decrease by 9.4 per cent over the total revenue of 204 million litas in the first quarter of 2003. Revenue for the fixed-line telephony services went down by 13.7 per cent while revenue from internet and data communication services increased by 7.3 per cent and other services by 13.1 per cent. Revenue for the fixed-line telephony services amounts to 77 per cent, revenue from internet and data communication services to 17 per cent and revenue from other services to 6 per cent of total Group's revenue.

In the fourth quarter of 2003, Lietuvos Telekomas has adjusted its revenue grouping following the latest standard used by TeliaSonera AB. Revenue from ISDN services was moved from the Internet and Data Communication Services group to the Fixed-line Telephony Services group, and revenue from Contact Centre services (Inquiry service 118, Operator-assisted services) was moved from the Other Services group to the Fixed-line Telephony Services group.

Reclassified breakdown of the Groups' revenue (in thousand of litas)

	First Quarter of 2004	First Quarter of 2003	Change
Fixed-line Telephony Services	141,815	164,385	-13.7%
Internet and Data Communication Services	31,253	29,124	7.3%
Other Services	11,818	10,447	13.1%
Total	**184,886**	**203,956**	**-9.4%**

A decrease in revenue from fixed-line telephony was mainly caused by decline in revenue from traffic charges by 24.1 per cent. The main reason is significantly reduced tariffs for almost all voice telephony services. If to compare the first quarter of 2003 and the first quarter of 2004, tariff for off-peak time local call went down by 63 per cent, tariff for off-peak time long distance domestic call down by 70 per cent, tariff for peak time long distance domestic call down by 35 per cent, tariffs for peak time calls from fixed to mobile networks were reduced by 35 – 58 per cent and tariffs for international calls went down by 50 per cent. Furthermore, on the occasion of Lithuania entering the European Union Lietuvos Telekomas from 1 April 2004 announces a campaign, during which international calls to EU countries for subscribers of international payment plans, *Pasaulis*, will costs as much as long distance domestic call, i.e. 0.26 litas per minute.

In the first quarter of 2004, as a result of tariff reductions and number of marketing campaigns, and in spite of decreased number of customers the revival of calls' traffic trend continued. Compared with the first quarter of 2003 the total local calls' traffic in the first quarter of 2004 increased by 11 per cent, long distance calls' traffic up by 19 per cent, fixed to mobile network traffic went up by 42 per cent. Even international calls' traffic went up by 1 per cent where the main competition from other operators is observed.

Decreased number of main lines in service had an effect on revenue from subscription fees. Over the year number of main lines in service went down by 7.9 per cent and accordingly revenue from subscription fees were down by 8.9 per cent. But revenue from value added service grew by 13.8 per cent as well as combined revenue from interconnection and wholesales telephony services by 3.9 per cent.

On 31 March 2004, total number of payment plans subscribed by Lietuvos Telekomas' customers was 370 thousand, an increase by 26 per cent over the same time a year ago. From 14 February 2004 the Company improved its most popular local calls' payment plan, *Vietinis*, and domestic long distance calls' payment plan, *Šalies*, by additionally giving 30 hours free of charge calls during off peak time and weekends for the same subscription fee as before. Therefore provision of evening payment plan, *Vakaro*, to subscribers to local and domestic long-distance calls' payment plans was terminated and as a result the total number of payment plans at the end of March 2004 was lower by roughly 12 thousand compared to the end of December 2003.

In January, the Company launched a new long distance domestic call's payment plan, *Miestai*, for residential and business customers that provide long-distance calls during the peak time at more than half of regular price – 0.12 litas per minute instead of 0.26 litas per minute.

In the first quarter of 2004, Lietuvos Telekomas continued to put its best efforts to increase Internet usage among the residents of Lithuania by offering very attractive Internet payment plan, *Internetas*, for dial-up Internet access users. From February residents could use the Internet for thirty hours per month by just paying 10 litas. This plan was very popular and by the end of March it had 12.5 thousand subscribers. Furthermore, browsing in the Internet during the night time (from midnight till 7 a.m.) till 1 June 2004 for all dial-up service users cost just 1 litas per night.

The revenue from Internet and data communication services for the three months' period of 2004 increased by 7.3 per cent over the same period a year ago. At the end of March 2004 the total number of Lietuvos Telekomas' ADSL technology based service users reached almost 29 thousand (12.4 thousand a year ago) and total dial-up Internet access service users was 40.6 thousand (36.6 thousand a year ago). In January, Lietuvos Telekomas offered a new service of voice over IP for its ADSL service users.

The growth of revenue from other services by 13.1 per cent, year-on-year, was mainly due to the increase in revenue from construction activities of UAB Comliet.

Expenses

In the first quarter of 2004, Lietuvos Telekomas reorganised its management structure and reduced number of employees mainly in Company's administration. In spite of additional employee redundancy expenses of 7 million litas, employee related expenses in the three months' period of 2004 went down by 6.5 per cent over the same period a year ago. Interconnection expenses increased by 15.7 per cent due to increased traffic from Lietuvos Telekomas' network to the networks of other operators (including mobile operators). Provision for doubtful accounts receivable, year-on-year, dropped dramatically by 150 per cent while other expenses went down by 1.3 per cent. Overall, total operating expenses in the first quarter of 2004 were down by 2.8 per cent over the first quarter of 2003.

During January-March 2004 the number of employees in Lietuvos Telekomas' Group decreased from 3,586 to 3,353 at the end of the quarter. As of 31 March 2004, the number of main lines per one full-time employee in the core business was 300, while three months ago this figure stood at 281.

Due to lower revenue level and additional employee redundancy expenses EBITDA for the first quarter of 2004 was 86 million litas, a decline by 15.9 per cent over EBITDA for the first quarter of 2003. Nevertheless, the EBITDA margin stood at 46.2 per cent (49.9 per cent a year ago). Underlying EBITDA (excluding redundancy payment of 7 million litas) margin was 50 per cent.

Net Profit

Since Lietuvos Telekomas' major investments were made in previous years, depreciation and amortisation charges are starting to go down. Thus depreciation and amortisation charges for the first quarter of 2004 were down by 14.9 per cent compared with the first quarter of 2003, but still they amount to 41 per cent the total revenue.

Net financial activities costs, year-on-year, decreased by 57.4 per cent and will further go down as Lietuvos Telekomas repaid its major loans.

As a result, the profit before profit tax for the first quarter of 2004 was 5.7 million litas, an increase by 47.9 per cent over 3.8 million litas for the same period last year. The net profit of Lietuvos Telekomas' Group for January – March 2004 was 4 million litas while a year ago it amounted to 2 million litas.

Balance Sheet and Cash Flow

On 31 March 2004, the total assets of Lietuvos Telekomas' Group amounted to 1,411 million litas, a decrease by 8.5 per cent over 1,542 million litas on 31 December 2003 due to depreciation and amortisation of the assets and decrease in cash. During the first three months of 2004 shareholders' equity slightly increased and amounted to 1,140 million litas. The net debt decreased by 63 per cent from 70 million litas (31 December 2003) to 26 million litas (31 March 2004) due to redemption of 150 million litas Eurobond issue in March 2004. The net debt to equity ratio was 2.3 per cent (6.2 per cent on 31 December 2003).

During the first quarter of 2004 the net cash flow from operating activities was 60 million litas (78 million litas during the same period a year ago). The cash flow after investing activities was 51 million litas (68 million litas in 2003). An amount of 102 million litas was used for financial

activities and as a result during the first quarter of 2004 the cash and cash equivalents of Lietuvos Telekomas' Group went down by 50 million litas.

Investments

During January – March 2004 the total amount of investments made by Lietuvos Telekomas' Group amounted to 11 million litas (14 million litas in 2003).

On 31 March 2004, the number of main lines in service was 825,814 or 24 lines per 100 inhabitants of Lithuania. Digitalisation rate at the end of the first quarter of 2004 was 91.3 per cent (88.5 per cent a year ago). Total number of ISDN channels amounted up to 39.1 thousand (35.6 thousand a year ago), total number of ADSL access points (including wholesales) was 30.8 thousand (12.6 thousand in 2003) and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points was 809 (239 in 2003).

In February, shareholders of UAB Verslo Portalas decided to terminate activities of the company and liquidated it. AB Lietuvos Telekomas has 30 per cent and UAB Verslo Žinios 70 per cent of the shares of UAB Verslo Portalas.

In March, it was announced that UAB Lintel and UAB Lintkom, both being members of AB Lietuvos Telekomas, will be reorganised by merger of UAB Lintkom into UAB Lintel. After merger UAB Lintel will continue its activities, while UAB Lintkom will terminate its activities.

On 1 April 2004, UAB Comliet, subsidiary of AB Lietuvos Telekomas, transferred telecommunication services installation, fault elimination, order management and network maintenance functions to Lietuvos Telekomas. It is announced that UAB Comliet considers sell off of its construction business.

Management Change

On 2 January 2004, Arūnas Šikšta took the office of General Manager of AB Lietuvos Telekomas.

In February, a new management structure of Lietuvos Telekomas was approved and implemented as of 1 April 2004. From 1 March 2004, Stefan Albertsson is appointed to the position of Chief Commercial Officer – Deputy General Manager, Romualdas Degutis is Chief Operating Officer – Deputy General Manager and Jan-Erik Elserius is Chief Financial Officer – Deputy General Manager.

Consolidated Cash Flow Statements of Lietuvos Telekomas' Group (in thousand of litas):

	January – March 2004	January – March 2003
Operating activities		
Net profit for period	3,971	2,033
Depreciation and amortisation and impairment charge	76,577	90,026
Profit tax	1,372	1,389
Provision and write off of doubtful accounts receivable	(1,062)	2,108
Minority interest	329	413
Share of result of associates before tax	(164)	(176)
Elimination of gain/loss on sale of property, plant and equipment and intangible assets	(1,554)	(1,065)
Interest income	(294)	(390)
Interest expenses	3,857	6,962
Provisions, write offs and other non cash transactions	1,223	64
Changes in working capital:		
Inventories and assets held for sale	3,408	(1,721)
Trade and other accounts receivable	10,780	6,791
Trade and other accounts payable and deferred revenue	(12,484)	(10,595)
Cash generated from operations	**85,959**	**95,839**
Interest paid	(15,886)	(17,843)
Tax paid	(10,073)	--
Net cash from operating activities	**60,000**	**77,996**
Investing activities		
Purchase of property, plant and equipment (PPE) and intangible assets	(11,061)	(14,587)
Proceeds from disposal of PPE and intangible assets	2,043	4,268
Change in prepayments for tangible fixed assets	(31)	55
Interest received	294	390
Net cash used in investing activities	**(8,755)**	**(9,874)**
Financing activities		
Proceeds from borrowings	70,000	--
Repayment of borrowings	(171,640)	(35,377)
Net cash used in financing activities	**(101,640)**	**(35,377)**
Increase (decrease) in cash and cash equivalents	**(50,395)**	**32,745**
Movement in cash and cash equivalents		
At start of the period	**117,629**	**83,759**
Increase (decrease) during the period	(50,395)	32,745
At end of the period	**67,234**	**116,504**

IV. MATERIAL EVENTS IN THE ISSUER'S ACTIVITY

11. Material events in the Issuer's activity

On 6 February 2004, the Company announced preliminary unaudited results of AB Lietuvos Telekomas and its subsidiary companies for the year 2003 prepared according to International Accounting Standards. In 2003, the total revenue went down by 16.1 per cent to LTL 812 million against the revenue of LTL 968 million in the year 2002. During 2003 operating expenses decreased by 7.9 per cent to LTL 428 million compared with the operating expenses of LTL 465 million for the year 2002. EBITDA for the year 2003 amounted to LTL 384 million (LTL 504 million a year ago) and EBITDA margin was 47.3 per cent (52.0 per cent). The assets revaluation charge of LTL 45.2 million was reflected in the profit (loss) statement of the Group for the year 2003. Comparable net profit (excluding the assets revaluation charge) for the year 2003 was LTL 2 million, while actual result (including the assets revaluation charge) was a loss of LTL 36 million. Net cash flow after investment activities for the previous year amounted to LTL 283 million (LTL 288 million for the year 2002). During the year cash and cash equivalents increased by LTL 34 million.

On 2 March 2004, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, resolved to transfer a telecommunications services installation, fault elimination, order management and network maintenance functions to AB Lietuvos Telekomas as of 1 April 2004. Also the Board preliminary approved a possible sell-off of UAB Comliet's construction business.

On 16 March 2004, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 23 April 2004. The record day for Shareholders' Meeting is 16 April 2004. Company's Board approved audited financial statements of Lietuvos Telekomas' Group of the year 2003. According to International Accounting Standards consolidated Lietuvos Telekomas' revenue in the year 2003 was 812,277 thousand litas and net loss was 36,095 thousand litas. According to Lithuanian Accounting Principles AB Lietuvos Telekomas' revenue in the year 2003 was 753,011 thousand litas and net loss was 36,095 thousand litas. The Board proposes for the Annual General Meeting to allocate from the Company's distributable profit 46,609 thousand litas for the dividend payment for the year 2003. Thus dividend per share would amount for 0.06 litas. The Board proposes for the Annual General Meeting to change the By-laws of the Company. The Board of AB Lietuvos Telekomas proposes for the Annual General Meeting to elect UAB PricewaterhouseCoopers as a Company's auditors.

On 16 March 2004, the Company announced that the Annual General Meeting of AB Lietuvos Telekomas' (code 2121543, registered address: Savanoriu pr. 28, Vilnius, Lithuania) Shareholders will be held at room 156 of Lietuvos Telekomas' headquarters, Savanoriu pr. 28, Vilnius, Lithuania, at 3 p.m. on 23 April 2004. Registration will take place from 2 p.m. till 2.45 p.m. The meeting is convened by initiative of the Board and following the decision of the Board adopted on 16 March 2004. The record day of the General Meeting of Shareholders is 16 April 2004. Proposed Agenda: (1) Information of the Company's auditor; (2) Approval of the Company's activity report of the year 2003; (3) Approval of the annual financial statements; (4) Allocation of 2003 Company's profit; (5) Election of the Company's auditor; (6) Change of the By-laws of the Company; (7) Recall of the Company's Board members; (8) Election of the Company's Board members. Shareholders who at the end of the record day of the General Meeting of Shareholders, i.e. 16 April 2004, will be on the shareholders list of the Company have a right to participate and vote at the General Meeting of Shareholders personally or by proxy, or represented by the person with whom an agreement on the transfer of voting rights is concluded. All persons attending the General Meeting of Shareholders and having a voting right must bring with them a person's identification document. Shareholders' representative must present to the General Meeting an original proxy issued in the form and content established by the Law. From 13 April 2004 shareholders could get familiarised with the documents possessed by the Company related to the

agenda of the Meeting, including draft resolutions, at the headquarters of AB Lietuvos Telekomas, Savanoriu ave. 28, Vilnius, Lithuania.

On 18 February 2004, the Board of AB Lietuvos Telekomas decided to authorise Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, to vote "For" during forthcoming General Meeting of UAB Verslo Portalas' Shareholders on subjects related to termination of UAB Verslo Portalas' activities and liquidation of the company. Following the decision of the General Meeting of UAB Verslo Portalas' Shareholders on 24 February 2004 to terminate activities of the Company and liquidate it, on 18 March 2004, Register of Legal Entities has registered UAB Verslo Portalas as company under liquidation. This announcement disclosed the content of the confidential announcement of the material event of 18 February 2004.

On 13 April 2004, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas, approved request of Eimantas Šatas, General Manager of UAB Comliet, for resignation from UAB Comliet's General Manager position as of 13 April 2004 and appointed Ramūnas Bendikas as the new General Manager of UAB Comliet as of 14 April 2004.

On 22 April 2004, the Board of AB Lietuvos Telekomas approved unaudited financial statements of Lietuvos Telekomas' Group for the first quarter of 2004 prepared according to International Financial Reporting Standards. Revenue for the first quarter of 2004 amounted to 185 million litas, a decrease by 9.4 per cent over the revenue of 204 million litas for the first quarter of 2003. Operating expenses, year-on-year, went down by 2.8 per cent from 102 million litas to 99 million litas. EBITDA for the three months' period was 86 million litas (102 million litas for the same period a year ago) and EBITDA margin amounted to 46.2 per cent (49.9 per cent in 2003). Profit before profit tax for the first quarter of 2004 was 6 million litas (4 million litas a year ago) and net profit amounted to 4 million litas (2 million litas in 2003). Net cash flow after investment activities for the three months' period amounted to 51 million litas (68 million litas for the same period a year ago). During the three months' period due to redemption of 150 million litas Eurobond issue cash and cash equivalents decreased by 50 million litas.

On 23 April 2004, the Company announced that Annual General Meeting of AB Lietuvos Telekomas, held on 23 April 2004, decided:

- To approve the Company's activity report of the year 2003, inspected by the Company's audit enterprise UAB PricewaterhouseCoopers.
- To approve audited Company's annual financial statements for the year 2003, prepared according to the Accounting Standards of the Republic of Lithuania and according to International Financial Reporting Standards.
- To allocate the Company's profit of the year 2003 in the following way: 46,609,051 litas for dividends (0.06 litas dividend per share) and 378,000 litas for tantiems for members of the Board.
- To elect UAB PricewaterhouseCoopers as the Company's audit enterprise for two years to make the audit of the 2004 and 2005 Company's financial statements and to make the inspection of the reports on the activity of the Company in 2004 and 2005.
- To approve the new edition of the Company's By-laws.
- To recall from the Board of the Company all members of the Board: Matti Hyyrynen; Andrius Šukys, Erik Hallberg, Morgan Ekberg, Kennet Radne, Timo Virtanen, Gintautas Žintelis.
- To elect to the Board of the Company for new term of the Board (for 2 years): Morgan Ekberg, Erik Hallberg, Matti Hyyrynen; Kennet Radne, Andrius Šukys, Timo Virtanen, Gintautas Žintelis.

All material events related to the activity of the Company have been submitted to Lithuanian Securities Commission, National Stock Exchange of Lithuania, Lietuvos Rytas daily, Baltic News Service and posted on the Company's internet page www.telecom.lt.